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                           One eCommerce Corporation
                            1207 Quaker Ridge Drive
                              Austin, Texas 78746



                                 March 6, 2000



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn: Michael Clampitt

         RE: One eCommerce Corporation
             Withdrawal of Registration Statement on Form SB-2
             File No. 333-82875
             Filed July 14, 1999

Dear Mr. Clampitt:

         Pursuant to Rule 477, One eCommerce Corporation ("Company") hereby applies for the withdrawal of the referenced Registration Statements on Form SB-2. The Company has concluded that registration would not provide a material benefit to it or to the holders of the warrants to be registered.

         We appreciate your assistance with these filings and thank you in advance for your attention to this application and request. Please call our counsel, Vince Mouer, at (512) 322-8038 if you have any questions concerning this registration.

                                             Yours truly,

                                             One eCommerce Corporation



                                             By:/s/ Gerald Baldwin
                                             Name: Gerald Baldwin
                                             Its: President

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